Nika Pharmaceuticals, Inc.
2269 Merrimack Valley Avenue
Henderson, NV 89044
(702)-325-3615
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

               Re:     Nika Pharmaceuticals, Inc. Registration Statement on Form S-4 (File No. 333-277686)
Ladies and Gentlemen,
We are filing this letter in order to provide the staff of the Securities and Exchange Commission with sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.
Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-4 (File No. 333-277686) filed with the Securities and Exchange Commission by Nika Pharmaceuticals, Inc. on March 6, 2024:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”
Please contact our corporate secretary Clifford Redekop at (702)-326-3615 or at cliffredekop@gmail.com with cc to dimitar.savov@ymail.com with any questions or comments.
Dated: March 8, 2024

NIKA PHARMACEUTICALS, INC.

/s/ Dimitar Slavchev Savov
Dimitar Savov
Chief Executive Officer